UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13-2(a)

Hypercom Corporation

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

44913M105

(CUSIP Number)

George Wall
Rutan & Tucker, LLP
611 Anton Boulevard, Suite 1400
Costa Mesa, California 92626
(714) 641-3450

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)
(Page 1 of 12 Pages)

CUSIP No. 44913M105	SCHEDULE 13D/A	Page 2 of 12

1	NAMES OF REPORTING PERSONS Alex Meruelo Living Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – Trust Funds
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,454,140 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,454,140 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,454,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (2)
14	TYPE OF REPORTING PERSON OO – Trust

(1)	The power to vote the shares of Hypercom Corporation is exercised through the Alex Meruelo Living Trust’s sole trustee, Alex Meruelo.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 53,442,799 shares outstanding as of March 10, 2009, as reported in the Company’s Annual Report on Form 10-K filed for the fiscal year ended December 31, 2008.

CUSIP No. 44913M105	SCHEDULE 13D/A	Page 3 of 12

1	NAMES OF REPORTING PERSONS Alex Meruelo I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,454,140 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,454,140 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,454,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Alex Meruelo is the beneficial owner of the reported shares by virtue of his position as trustee of the Alex Meruelo Living Trust.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 53,442,799 shares outstanding as of March 10, 2009, as reported in the Company’s Annual Report on Form 10-K filed for the fiscal year ended December 31, 2008.

CUSIP No. 44913M105	SCHEDULE 13D/A	Page 4 of 12

1	NAMES OF REPORTING PERSONS Luis Armona I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 760,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 760,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 760,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% (1)
14	TYPE OF REPORTING PERSON IN

(1)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 53,442,799 shares outstanding as of March 10, 2009, as reported in the Company’s Annual Report on Form 10-K filed for the fiscal year ended December 31, 2008.

CUSIP No. 44913M105	SCHEDULE 13D/A	Page 5 of 12

1	NAMES OF REPORTING PERSONS Monterey Insurance Company, Inc. (1) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 750,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 750,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% (2)
14	TYPE OF REPORTING PERSON IC

(1)
Effective October 31, 2008, Alise Insurance Company, Inc. was merged with and into Monterey Insurance Company, Inc, with Monterey Insurance Company, Inc. as the surviving entity.  Alise Insurance Company, Inc. was a reporting person under that certain Amendment No. 1 to Schedule 13D for Hypercom Corporation, which was filed with the Securities and Exchange Commission on January 22, 2008.

(2)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 53,442,799 shares outstanding as of March 10, 2009, as reported in the Company’s Annual Report on Form 10-K filed for the fiscal year ended December 31, 2008.

CUSIP No. 44913M105	SCHEDULE 13D/A	Page 6 of 12

1	NAMES OF REPORTING PERSONS Armando Delgado I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 75,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON IN

(1)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 53,442,799 shares outstanding as of March 10, 2009, as reported in the Company’s Annual Report on Form 10-K filed for the fiscal year ended December 31, 2008.

CUSIP No. 44913M105	SCHEDULE 13D/A	Page 7 of 12

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed on November 13, 2007 (the “Initial Filing”), as amended by Amendment No. 1 to Schedule 13D filed on January 22, 2008, by the Alex Meruelo Living Trust (the “Meruelo Trust”), Alex Meruelo (“Meruelo”), Luis Armona (“Armona”), Alise Insurance Company, Inc. (“Alise”) and Armando Delgado (“Delgado”).

Each of the Meruelo Trust, Meruelo, Armona, Monterey Insurance Company, Inc., a Utah corporation (“Monterey”), and Delgado shall be a “Reporting Person,” and collectively the “Reporting Persons.”

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Initial Filing, as amended.

Item 2.	Identity and Background

Item 2 is amended to reflect the following:

(a) This Amendment is filed by:

(i) The Meruelo Trust, a trust formed in California, with respect to the Common Stock directly and beneficially owned by it; Meruelo is the sole trustee of the Meruelo Trust;

(ii) Meruelo with respect to the Common Stock beneficially owned by him by virtue of his position as the sole trustee of the Meruelo Trust;

(iii) Armona with respect to the Common Stock directly and beneficially owned by him;

(iv) Monterey, a Utah corporation, with respect to the Common Stock directly and beneficially owned by it; and

(v) Delgado with respect to the Common Stock directly and beneficially owned by him.

Additionally, the names and present positions of each of the directors and executive officers and control persons of Monterey (each a “Control Individual,” and collectively the “Control Individuals”) are set forth below:

(i) Meruelo is the holder of 90% of the common voting stock of Monterey and is also the President, Secretary and a member of the board of directors of Monterey.

(ii) Armona is the holder of 10% of the common voting stock of Monterey and is also a member of the board of directors of Monterey.

(iii) Michael Meltzer (“Meltzer”) is the Chief Financial Officer and is also a member of the board of directors of Monterey.

(iv) E. Jay Sheen (“Sheen”) is a member of the board of directors of Monterey.

(v) Luis P. Carreras (“Carreras”) is a member of the board of directors of Monterey.

(vi) Mario A. Tapanes (“Tapanes”) is a member of the board of directors of Monterey.

CUSIP No. 44913M105	SCHEDULE 13D/A	Page 8 of 12

Pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 15, 2008, by and between Monterey and Alise (“Merger Agreement”), Alise was merged with and into Monterey on October 31, 2008, and Monterey was the surviving legal entity.  As a result of this merger, all of the shares of Common Stock that were beneficially owned by Alise prior to the merger were subsequently owned by Monterey as the surviving legal entity.  Prior to the merger, Alise was owned 51% by Armona and 49% by Meruelo, and Monterey was owned 100% by Meruelo.  As a result of the merger between Alise and Monterey, Monterey is currently owned 90% by Meruelo and 10% by Armona.

Each of the Reporting Persons is party to that certain Second Amended and Restated Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Amendment.

(b) The address of the principal office of each of the Reporting Persons and Meltzer, Carreras and Tapanes is 9550 Firestone Blvd., Suite 105, Downey, California 90241.  The address and principal office of Sheen is 7613 Jordan Landing #200, West Jordan, Utah 84084.

(c) The Meruelo Trust is a grantor trust.  The principal business of Monterey is insurance underwriting and other insurance related businesses.  In addition to the positions with Monterey noted above, the principal business and occupation of each of Meruelo and Armona is residential and commercial real estate development, underground utility construction and restaurant franchising and operations.  In addition to the position with Monterey noted above, the principal business and occupation of Meltzer is Chief Financial Officer of Meruelo Enterprises, Inc., a California corporation.  In addition to the position with Monterey noted above, the principal business and occupation of Sheen and Tapanes is the practice of law.  The principal business and occupation of Delgado is Vice President of Real Estate & Business Development for Merona Enterprises, Inc., a California corporation.  The principal business and occupation of Carreras is as an enrolled agent.

(d) No Reporting Person or Control Individual has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person or Control Individual has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Meruelo Trust is a trust formed under the laws of the State of California.  Monterey is a Utah corporation.  Meruelo, Armona, Meltzer, Sheen, Delgado, Carreras and Tapanes are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended to reflect the following:

As of March 27, 2009, the Reporting Persons had acquired, in open market purchases, an aggregate of 5,039,140 shares of Common Stock, for a total purchase price of approximately $22,646,918, including brokerage commissions.  The Reporting Persons purchased such shares with a combination of trust funds from the Meruelo Trust, personal funds and the working capital of Monterey.

All open market purchases were funded by the funds noted above, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  In such instances, the positions held in the margin accounts are held as collateral security for the repayment of debit balances in the accounts.

CUSIP No. 44913M105	SCHEDULE 13D/A	Page 9 of 12

Item 4.	Purpose of Transaction.

Item 4 is amended to reflect the following:

The Reporting Persons have acquired the shares of Common Stock for investment purposes. The Reporting Persons from time to time intend to review their investments in the Company on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of common stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

In addition, the Reporting Persons intend to engage in communications with one or more stockholders, officers or directors of the Company, including discussions regarding the Company’s operations and strategic direction and ideas that, if effected, may result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing any class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.  Except to the extent that the foregoing discussions may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended to reflect the following:

(a) As of March 27, 2009, the Meruelo Trust was the beneficial owner of 3,454,140 shares of Common Stock (which represents approximately 6.5% of the outstanding shares of Common Stock of the Company, based on information reported in the Company’s Annual Report on Form 10-K filed for the fiscal year ended December 31, 2008).  Pursuant to Rule 13d-3, Meruelo is deemed the beneficial owner of shares of Common Stock held by the Meruelo Trust due to his position as trustee of such trust, and because the trust is revocable.  As of March 27, 2009, Armona was the beneficial owner of 760,000 shares of Common Stock (which represents approximately 1.4% of the outstanding shares of Common Stock of the

CUSIP No. 44913M105	SCHEDULE 13D/A	Page 10 of 12

Company, based on information reported in the Company’s Annual Report on Form 10-K filed for the fiscal year ended December 31, 2008).  As of March 27, 2009, Monterey was the beneficial owner of 750,000 shares of Common Stock (which represents approximately 1.4% of the outstanding shares of Common Stock of the Company, based on information reported in the Company’s Annual Report on Form 10-K filed for the fiscal year ended December 31, 2008).  As of March 27, 2009, Delgado was the beneficial owner of 75,000 shares of Common Stock (which represents approximately 0.1% of the outstanding shares of Common Stock of the Company, based on information reported in the Company’s Annual Report on Form 10-K filed for the fiscal year ended December 31, 2008).  As of March 27, 2009, the Reporting Persons were the beneficial owners of 5,039,140 shares of Common Stock (which represents approximately 9.4% of the outstanding shares of Common Stock of the Company, based on information reported in the Company’s Annual Report on Form 10-K filed for the fiscal year ended December 31, 2008).

(b)
	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
Meruelo Trust	0	3,454,140	0	3,454,140
Meruelo	0	3,454,140	0	3,454,140
Armona	0	760,000	0	760,000
Alise	0	750,000	0	750,000
Delgado	0	75,000	0	75,000

(c) During the past 60 days, the only transactions in the Common Stock effected by the Meruelo Trust were the following open market purchases and sale:

Date	Price Per Share	Number of Shares Acquired
3/2/2009	$1.03	50,000
3/13/2009	$1.03	2,900
3/16/2009	$1.03	50,000
3/16/2009	$0.99	100
3/16/2009	$1.01	2,162
3/18/2009	$1.00	3,800
3/19/2009	$1.00	25,000
3/19/2009	$0.97	25,000
3/20/2009	$0.87	6,320
3/20/2009	$0.94	100,000
3/20/2009	$0.90	37,700
3/23/2009	$0.88	3,800
3/24/2009	$0.94	100,000
3/24/2009	$0.95	100,000
3/24/2009	$0.93	150,000

CUSIP No. 44913M105	SCHEDULE 13D/A	Page 11 of 12

Date	Price Per Share	Number of Shares Sold
2/12/2009	$1.00	150,000

During the past 60 days, the only transactions in the Common Stock effected by Armona was the following open market purchase:

Date	Price Per Share	Number of Shares Acquired
2/12/2009	$1.00	150,000

During the past 60 days, the only transactions in the Common Stock effected by Monterey was the following open market purchase:

Date	Price Per Share	Number of Shares Acquired
3/24/2009	$0.93	150,000

During the past 60 days, Delgado had no transactions in the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to reflect the following:

On November 12, 2007, the Meruelo Trust, Meruelo and Armona entered into a Joint Filing Agreement, in which the parties thereto agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law.

Subsequently, on January 18, 2008, the Meruelo Trust, Meruelo, Armona, Alise and Delgado entered into an Amended and Restated Joint Filing Agreement in which the parties thereto agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law.

CUSIP No. 44913M105	SCHEDULE 13D/A	Page 12 of 12

On March 27, 2009, the Reporting Persons entered into a Second Amended and Restated Joint Filing Agreement (the “Second Amended and Restated Joint Filing Agreement”) in which the parties thereto agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law.  The Second Amended and Restated Joint Filing Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, including the Control Individuals, with respect to the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
99.3
Second Amended and Restated Joint Filing Agreement, dated March 27, 2009, entered into by and among the Alex Meruelo Living Trust, Alex Meruelo, Luis Armona, Monterey Insurance Company, Inc. and Armando Delgado.

CUSIP No. 44913M105	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2009	Alex Meruelo Living Trust

	By:	/s/ Alex Meruelo
Alex Meruelo, Trustee

/s/ Alex Meruelo
Alex Meruelo

/s/ Luis Armona
Luis Armona

Monterey Insurance Company, Inc.

	By:	/s/ Alex Meruelo
Alex Meruelo, President

/s/ Armando Delgado
Armando Delgado

CUSIP No. 44913M105	SCHEDULE 13D/A

EXHIBIT FILED WITH THIS SCHEDULE

Exhibit	Description
99.3
Second Amended and Restated Joint Filing Agreement, dated March 27, 2009, entered into by and among the Alex Meruelo Living Trust, Alex Meruelo, Luis Armona, Monterey Insurance Company, Inc. and Armando Delgado.